August 29, 2023

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Derby

Re:	Medigus Ltd.
Registration Statement on Form F-3
Filed May 16, 2023, as amended on August 18, 2023
Registration No. 333-271984

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on August 31, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Medigus Ltd. (the “Company”) or its counsel may request via telephone call to the staff. Please contact by email to our counsel, Meitar Law Offices, by emailing Dr. Shachar Hadar, Adv. at shacharh@meitar.com, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

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Sincerely yours,

Medigus Ltd.

By:	/s/ Liron Carmel
Liron Carmel
Chief Executive Officer

cc:	Dr. Shachar Hadar, Adv.